
November 28, 2023

Kimberly Springsteen-Abbott
Chief Executive Officer
Commonwealth Income & Growth Fund VII, LP
4532 US Highway 19, Suite 200
New Port Richey, FL 34652

> **Re: Commonwealth Income & Growth Fund VII, LP**
> **Form 8-K filed November 28, 2023**
> **File No. 333-156357**

Dear Kimberly Springsteen-Abbott:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K filed November 28, 2023

Item 4.02 Non-Reliance on Previously Issued Financial Statements, page 2

1. Please amend your report to include a brief description of the facts underlying your conclusion regarding non-reliance in accordance with Item 4.02(a)(2). Your revised disclosure should describe the accounting error you identified and to the extent known its effects on your financial statements, as well as the periods impacted.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services